23003319

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SEC FILE NUMBER

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KKR Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Knox	**212-659-2022**	**John.Knox@kkr.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Focus 14

KKR CAPITAL MARKETS LLC

TABLE OF CONTENTS

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (c) Statement of income.

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in member's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors. (Not applicable).

☑ (g) Notes to financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 as applicable.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital and the reserve requirements under 17 CFR 240.15c3-3, as applicable, if material differences exist, or a statement that no material differences exist (Not required).

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition (Not applicable).

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5, as applicable. (Filed separately).

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, asapplicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 FR 240.17a-5 or 17 CFR 240.18a-7, asapplicable.(Filed separately).

☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm KKR Capital Markets LLC, for the year ended December 31, 2022 is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature] February 24, 2023
Signature Date

Financial and Operations Principal
Title

[signature]
Notary Public

MARY FRANCES FOX
Notary Public, State of New York
No. 01FO[illegible]
Qualified in Queens County
Commission Expires May 28, 2024

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of KKR Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2022, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	
Cash and cash equivalents	$ 205,896,299
Investments, at fair value	34,000,000
Syndication fees receivable	18,613,641
Due from affiliate	23,329,932
Prepaid expenses and other assets	3,569,405
Due from clearing broker	589,473
Fixed Asset - Software, at cost (net of accumulated amortization of $2,439,701)	652,315
TOTAL ASSETS	$ 286,651,065
LIABILITIES AND MEMBER'S EQUITY	
Income taxes payable	$ 38,784
Accounts payable and accrued expenses	1,968,309
Due to affiliates	7,911,880
Total liabilities	9,918,973
Commitments and contingencies (see Note 3)	
Member's equity	276,732,092
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 286,651,065

The accompanying notes are an integral part of these financial statements.

KKR CAPITAL MARKETS LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES	
Investment banking revenue	$ 381,576,619
Realized loss	(43,143,399)
Interest income	3,128,013
Total revenues	341,561,233
EXPENSES	
Employee compensation and benefits	63,007,507
Bad debt expense	3,665,839
Professional fees	3,993,733
Regulatory expense	1,950,782
Insurance	2,073,250
Research	2,122,192
Technology and communication	1,474,583
Occupancy expense	1,328,278
Travel and entertainment	2,643,649
Amortization	543,207
Other	1,674,837
Total expenses	84,477,857
INCOME BEFORE INCOME TAXES	257,083,376
Provision for income taxes	2,080,831
NET INCOME	$ 255,002,545

The accompanying notes are an integral part of these financial statements.

KKR CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 255,002,545
Adjustment to reconcile net income to net cash provided by operating activities:	
Realized loss on investments sold	13,611,249
Bad debt expense	3,665,839
Amortization	543,207
Noncash compensation expense	9,703,942
Change in operating assets and liabilities:	
Syndication fees receivable	2,037,096
Due from affiliate	(23,329,932)
Prepaid expenses and other assets	(1,852,931)
Due from clearing broker	(69,863)
Income tax payable	(3,340,000)
Accounts payable and accrued expenses	(931,098)
Due to affiliates	7,608,497
Net cash provided by operating activities	262,648,551
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed asset - software	(107,229)
Investments purchased	(149,329,120)
Investments matured/sold	135,717,871
Net cash used in investing activities	(13,718,478)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(240,358,422)
Net cash used in financing activities	(240,358,422)
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,571,651
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	197,324,648
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 205,896,299
Supplementary Information:	
Cash paid for income tax	$ 3,536,686

The accompanying notes are an integral part of these financial statements.

KKR CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY, JANUARY 1, 2022	$ 252,384,027
Net income	255,002,545
Noncash compensation contributions	10,092,359
Noncash compensation distributions	(388,417)
Distributions	(240,358,422)
MEMBER'S EQUITY, DECEMBER 31, 2022	$ 276,732,092

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. Inc. ("KKR"). KKR operates through two reportable segments due to the acquisition of Global Atlantic, which represents a separate reportable segment. The Asset Management segment, which includes capital markets activities of the Company, represents KKR's business separate from its insurance operations and what previously was identified as one operating and reportable segment. The Asset Management segment continues to reflect how the chief operating decision makers allocate resources and assess performance in the asset management business, which includes operating collaboratively across asset management business lines, with predominantly a single expense pool.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets in North America, Europe and Asia. The Company also provides similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

Investment banking revenue

Investment banking revenue represents income earned in connection with services related to private placement, arranging, underwriting and advisory activities. Such fees are recognized once all performance obligations have been satisfied in the period when the transaction is completed or closes. To the extent that fees are allocable to affiliates of the Company, revenues are shown net of such allocated amounts. To the extent that fee income received is paid out by the Company to third parties where the Company is operating in a principal capacity, revenues are shown gross of such amounts.

During the year ended December 31, 2022, approximately 41% of the Company's investment banking revenue was from six clients.

Syndication fees receivable
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses and net of an allowance for credit losses, if applicable. The allowance for credit losses is based on the Company's expectation of the collectability of fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Generally, the Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement. Management does not believe that an allowance is required as of December 31, 2022.

Due from affiliate
Due from affiliate, presented in the accompanying Statement of Financial Condition, represents intercompany expense reimbursements owed to the Company or syndication fee receivables earned by the Company that were initially paid to KKR or its affiliates.

Bad debt expense
During the year ended December 31, 2022 the Company has recognized an expense pertaining to $3,665,839 of Syndication fees receivable related to one transaction that was deemed uncollectible. This has been recorded as Bad debt expense in the accompanying Statement of Income.

Realized loss
Realized loss represents underwriting losses on securities (net of associated underwriting fee discounts on such losses), stabilization, and foreign currency costs. Realized loss is presented in the accompanying Statement of Income.

During the year ended December 31, 2022 the Company recorded realized losses totaling $43,025,427 related to two underwritten bond transactions that were sold at a loss. The investment portion of the bond purchase and sale activity is included in the accompanying Statement of Cash Flows.

Interest income
Interest income represents amounts earned from cash balances, time deposits, and money market funds.

Cash and cash equivalents
Generally, the Company considers liquid short-term investments, including money market funds and time deposits with original maturities of three months or less when purchased, to be cash equivalents. Cash and cash equivalents are held by four financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $125,334,377, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Investments, at fair value
The Company's investments consist of two time deposits totaling $34,000,000 with original maturities of 90 days or more, and are classified as a Level 2 asset in the fair value hierarchy. These time deposits are held with two financial institutions and are subject to the credit risk of those financial institutions. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

During the year ended December 31, 2022, the Company purchased and sold $115,888,000 of par value bonds in connection with two underwritten transactions. See Note 4, "Related party and affiliate transactions" for further discussion on the sale of the bonds. As of December 31, 2022 the Company did not hold any bond investments.

Financial instruments not measured at fair value
Certain of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Due from affiliate, Prepaid expenses and other assets, Due from clearing broker, Income taxes payable, Accounts payable and accrued expenses, and Due to affiliates.

Due from clearing broker
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed asset - software
Capitalized software is recorded at cost less accumulated amortization. Amortization expense is calculated using the straight-line method over the assets' estimated useful lives of five years. Depreciation and amortization expense for the year ended December 31, 2022 consists of $543,207 of software amortization. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, New York state and local income tax purposes. The Parent is treated as a partnership for federal,

state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Such amount is included within Due to affiliates in the accompanying Statement of Financial Condition.

The Company or its Parent is also subject to income taxes in certain other states to the extent the Company has allocable income in certain jurisdictions. Such amount owed is included within Income taxes payable in the accompanying Statement of Financial Condition.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2022, these differences were immaterial.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

See Note 7, "Income Taxes" for further discussion on income taxes.

Related party

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. In exchange for these services, the Company will reimburse the Parent, KKR or affiliates for certain net allocable costs. The allocable costs include cash compensation and benefits, professional fees, insurance, communications, information technology, occupancy expense, travel, meals, taxes and other costs incurred in connection with the operations of the Company. To the extent the Company makes payments on behalf of the Parent, such reimbursements under the Services Agreement are offset. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingencies

Indemnifications

The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of December 31, 2022, the Company has not recorded any contingent liabilities in the financial statements for this indemnification.

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2022, the Company believes that these matters will not have a material impact on the financial statements.

4. Related party and affiliate transactions

Services Agreement
For the year ended December 31, 2022, pursuant to the Services Agreement the Company allocated out of pocket expenses of approximately $4,938,622 to the Parent or KKR affiliates. For the year ended December 31, 2022, the Parent and KKR affiliates allocated out of pocket expenses totaling approximately $78,752,986 (excludes noncash compensation expense) to the Company. During the year, the Company made payments to the Parent or KKR affiliates totaling approximately $66,635,867 for amounts due under the Services Agreement. The net amount due to KKR affiliates from the Company is $7,911,880 as of December 31, 2022 and is included in Due to affiliates in the accompanying Statement of Financial Condition.

Investment banking
During 2022, the Company and lending affiliates (the "SPVs") collectively entered into financing commitments for certain loans resulting in the Company and the SPVs earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company. The Company allocated a portion of such fees to the SPVs totaling approximately $42,720,816 for the year ended December 31, 2022.

For the year ended December 31, 2022, the Company earned approximately $344,672,241 of investment banking revenues from issuers that were related party or affiliates of the Parent and KKR. As of December 31, 2022, a portion of the Syndication Fees Receivable totaling $17,465,088 is due from entities that are controlled by KKR or its affiliates.

During 2022, the Company sold $115,888,000 of bonds to its lending affiliate SPVs resulting in realized investment losses to the Company totaling $13,611,249. The sale proceeds and realized losses are included in the accompanying Statement of Cash Flows.

As of December 31, 2022 a certain investment banking transaction fee earned by the Company totaling $23,329,932 was paid directly from the issuer to KKR. This amount is included within Due from affiliate in the accompanying Statement of Financial Condition.

Employee benefits
The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. Total expense pertaining to this plan for the year ended December 31, 2022 was approximately $684,498 and is included in Employee compensation and benefits expense in the accompanying Statement of Income.

Noncash compensation

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. For the year ended December 31, 2022, such noncash compensation expense allocated by KKR and its affiliates to the Company totaled $9,703,942 which is included in Employee compensation and benefits within the accompanying Statement of Income. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Profit Sharing Plans

The Parent is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $17,500 per employee per annum. Total expense for the defined contribution plan for the year ended December 31, 2022 was approximately $451,473 and is included in Employee compensation and benefits expense in the accompanying Statement of Income.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, 40% or 43% or 65% of the carried interest earned in relation to these funds as part of its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the Company. Amounts allocable to the Company under such arrangements for the year ended December 31, 2022 were ($2,822,208), and are included within Employee compensation and benefits expense in the accompanying Statement of Income. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions (or noncash distributions if negative).

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Equity awards are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

Service-Vesting Awards

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their

respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms. There are no significant differences in the expense recognition between the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan.

Under the Equity Incentive Plans, KKR granted equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements. Compensation expense on these awards is calculated based on the fair value of common stock on the grant date discounted for the lack of participation rights in the expected dividends on unvested units.

Expense is recognized on a straight line basis and assumes a forfeiture rate of up to 7% annually based upon expected turnover by employee class.

Allocated compensation expense for the year ended December 31, 2022 related to the Service-Vesting Awards was $8,854,710. As of December 31, 2022, there was approximately $16,968,254 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. The unrecognized compensation expense is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2023	$6.29
2024	4.87
2025	3.63
2026	1.83
2027	0.35
Total	$16.97

Market Condition Awards

Under the Equity Incentive Plans, KKR also grants equity awards that are subject to a market price-based vesting condition (referred to hereafter as "Market Condition Awards").

KKR granted equity awards subject to both stock price target requirements and service requirements. The number of Market Condition awards that will vest depend upon (i) the market price of KKR common stock reaching certain price targets that range from $45.00 to $125.00 and (ii) the employee being employed by KKR on a certain date, which typically is five and half years from the date of grant. The market price vesting condition is met when the average closing price of KKR common stock during 20 consecutive trading days meets or exceeds the stock price targets. For any price targets not achieved, that portion of the unvested awards will be automatically

canceled and forfeited. These awards are subject to additional transfer restrictions and minimum retained ownership requirements after vesting.

Due to the existence of the service condition, the vesting period for the Market Condition Awards is explicit, and as such, compensation expense will be recognized on (i) a straight-line basis over the period from the date of grant through the date the award recipient is required to be employed by KKR and (ii) assumes a forfeiture rate of up to 7% annually based upon expected turnover by employee class. In addition, the grant date fair value assumes that holders of the Market Condition Awards will not participate in distributions until such awards have met their vesting requirements.

Below is a summary of the significant assumptions used to estimate the grant date fair value of the Market Condition Awards:

	Weighted Average	Range
Closing KKR share price	$43.03	$37.93 - $76.31
Risk Free Rate	0.52%	0.41% - 1.23%
Volatility	28.00%	28.00% - 28.00%
Dividend Yield	1.43%	0.76% - 1.53%
Expected Cost of Equity	10.67%	10.05% - 10.76%

Allocated compensation expense for the year ended December 31, 2022 related to these Market Condition Awards was $3,671,440. As of December 31, 2022, there was approximately $12,375,751 of total estimated unrecognized expense related to unvested Market Condition awards. The unrecognized compensation expense is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2023	$3.13
2024	3.40
2025	3.68
2026	1.87
2027	0.30
Total	$12.38

7. Income Taxes

Based on the Company's current year taxable income, the Company has recorded a New York City UBT tax expense and liability payable to the Parent of $1,700,000 as of December 31, 2022. In

addition, the Company recorded $250,000 for other state business tax expense of which $38,784 was payable to other states as of December 31, 2022. All such UBT and state tax expense amounts are included in Provision for income tax within the accompanying Statement of Income. During 2022, the Company reimbursed the Parent $2,700,000 for its 2021 UBT liability and an additional $836,686, net of refunds for certain state business taxes. The following reconciles the UBT statutory income tax rate to the Company's effective tax rate:

Statutory UBT rate	4.00%
Non-NYC based income	(3.42%)
Nondeductible compensation expense	0.03%
Other taxes and nondeductible	0.20%
Effective tax rate	0.81%

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2022 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2019 through 2021.

8. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2022 the Company had net capital of $228,196,592 which exceeded the required net capital of $250,000 by $227,946,592.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

9. Risks and Uncertainties

Certain events particular to the Company's industry as well as general economic, political, regulatory and public health conditions, may have a material adverse impact on the Company's investments and profitability. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company's use of estimates cannot be predicted. Actual results could differ from those estimates, and such differences could be material to the financial statements.

10. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued. There were no other subsequent events identified by the Company that should be disclosed in the notes to the financial statements.

* * * * *

KKR CAPITAL MARKETS LLC

SCHEDULE (h)

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15c3-1
DECEMBER 31, 2022

Member's capital	$	276,732,092
Deductions and charges		
Nonallowable assets:		
Syndication fees receivable		18,613,641
Due from affiliate		23,329,932
Fixed asset - software		652,315
Prepaid expenses and other assets		3,374,415
Total nonallowable assets		45,970,303
Net capital before haircuts on securities and foreign currency positions		230,761,789
Haircuts on money market funds, foreign currency and time deposits		2,565,197
Net capital	$	228,196,592
Minimum capital requirement (the greater of $250,000 or 2% of customer debits)		250,000
Excess net capital	$	227,946,592
Customer debits	$	-

There are no material differences between the Computation of Net Capital presented above and the Computation of Net Capital reported in the Company's unaudited FOCUS report as of December 31, 2022.

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS PURSUANT TO EXHIBIT A TO 17 CFR 240.15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR CUSTOMERS UNDER 17 CFR 240.15c3-3
DECEMBER 31, 2022

The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.